ALMOST FAMILY, INC.

9510 Ormsby Station Road, Suite 300

Louisville, Kentucky 40223

December 10, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds

Re:	Almost Family, Inc. (the “Company”)
Request for Acceleration of Effectiveness
Form S-3, as amended
Registration No. 333-155051

Dear Mr. Reynolds:

In accordance with Rule 461 under the Securities Act of 1933, Almost Family, Inc. hereby requests acceleration of the effectiveness of its Form S-3 Registration Statement, as amended, to 9:00 a.m. (EDT) on Friday, December 12, 2008, or as soon as practicable thereafter.

The Company hereby acknowledges, at the time of this request, that:

•

should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact our counsel, James A. Giesel of Frost Brown Todd LLC. His telephone number is (502) 568-0307.

Sincerely,

ALMOST FAMILY, INC.

By: /s/ C. Steven Guenthner
C. Steven Guenthner
Senior Vice President & CFO